Filed Pursuant to Rule 424(b)(3)
  Registration No. 333-109410

PROSPECTUS SUPPLEMENT DATED JANUARY 30, 2004
(To Prospectus filed on January 2, 2004)

SINA CORPORATION

$100,000,000 principal amount zero coupon convertible subordinated notes due
2023 and ordinary shares issuable upon conversion of the notes

     This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

     The securities offered in the prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 6 of the prospectus in determining whether to purchase the SINA zero coupon convertible subordinated notes or the ordinary shares.

     The table captioned “Selling Securityholders” commencing on page 46 of the prospectus is hereby amended to reflect the following additions and changes.

			Ordinary Shares
			Issuable Upon
	Principal Amount of		Conversion of the	Percentage of
	Notes Beneficially	Percentage of	Notes that May be	Ordinary Shares
Selling Securityholder	Owned and Offered	Outstanding Notes	Sold (1)	Outstanding(2)

Credit Suisse First Boston LLC (20) (21)	$5,000,000	5.0%	193,873	*
Geode U.S Convertible Arbitrage Fund, a series of Geode Investors, LLC (22)	$2,000,000	2.0%	77,548	*

*	Less than one percent (1%)

(1)	Assumes conversion of all of the securityholder’s Notes at a conversion rate of 38.77471 ordinary shares per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under “Description of the Notes – Conversion Rights.” As a result, the number of ordinary shares issuable upon conversion of the Notes may increase in the future. Excludes ordinary shares that may be issued by us upon the repurchase of the Notes and fractional shares.

(2)	Based on 48,453,987 ordinary shares outstanding as of the close of business on November 15, 2003.

(20)	Credit Suisse First Boston LLC was the initial purchaser of the Notes and resold the Notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to “qualified institutional buyers,” as defined by Rule 144A under the Securities Act, for which it received a fee of $2,500,000. Credit Suisse First Boston LLC and its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

(21)	The securityholder has informed us that Credit Suisse Group, a widely held corporation with a class of securities registered under Section 12 of the Exchange Act, has investment control over the securities beneficially owned by this securityholder.

(22)	The securityholder has informed us that Vincent Gubitosi has investment control over the securities beneficially owned by this securityholder.

     The first sentence of the seventh paragraph of the section of the prospectus entitled “Plan of Distribution” on page 21 of the prospectus is amended and restated in its entirety to read as follows:

     The only selling securityholders who are registered broker dealers are KBC Financial Products USA Inc., Susquehanna Capital Group and Credit Suisse First Boston LLC, and as such, they are underwriters in connection with the sale of the Notes and the underlying common shares.

     The date of this Prospectus Supplement is January 30, 2004.